15047201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8-66163 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~TRADINGBLOCK~~ AOS Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. WACKER DR., STE 650
(No. and Street)

| CHICAGO | IL | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS HEFFERNAN — (312) 253-0428
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

| 125 E Lake Street, Ste 303 | Bloomingdale | IL | 60108 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, THOMAS HEFFERNAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AOS,INC, DBA TRADINGBLOCK, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT
Title

Notary Public

OFFICIAL SEAL
WILLIAM J NEDZA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/13/16

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**AOS, Inc.**

FINANCIAL STATEMENTS
AND
INDEPENDENT REGISTERED PUBLIC
ACCOUNTANTS' REPORT

12/31/2014

AOS, Inc.
311 South Wacker Drive, Suite 650
Chicago, IL 60606

Subject: 2014 Annual Report

Please find attached your copy of the 2014 Annual Report of AOS, Inc..

This report has been prepared by an independent certified public accountant and contains a summary of AOS, Inc.'s financial activity for the year ended December 31, 2014.

To the best of my knowledge and belief, the information contained in this document is accurate and complete.

Sincerely,

Thomas Heffernan
Vice President
AOS, Inc.

*Date signed* 2/27/2015

# AOS, Inc.

## CONTENTS

MC MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors of AOS, Inc.

We have audited the accompanying financial statements of AOS, Inc. which comprise the balance sheet as of December 31, 2014, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the AOS, Inc. management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AOS, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of AOS, Inc.'s financial statements. The supplemental information is the responsibility of AOS, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with SEC Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael Coglianese CPA, P.C.
Bloomingdale, IL
February 25, 2015

# AOS, Inc.

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2014**

| | |
|---|---|
| **Assets** | |
| Cash | 18,626 |
| Cash deposits with clearing organizations | 500,000 |
| Commissions receivable | 89,794 |
| Receivables from clearing organizations | 496,736 |
| Prepaid expenses | 35,494 |
| Deferred tax assets | 1,423,076 |
| Property and equipment, net | 57,228 |
| Intangibles, net | 462,814 |
| Total assets | 3,083,768 |
| **Liabilities and shareholders' equity** | |
| Liabilities | |
| Accounts payable | 204,220 |
| Commissions payable | 366,743 |
| Accrued rent | 15,035 |
| Capital lease obligation | 17,519 |
| Subordinated loan | 0 |
| Total liabilities | 603,517 |
| Shareholders' equity | |
| Common stock, $0.01 par value per share 100,000 shares authorized, 2,000 shares issued and outstanding | 20 |
| Additional paid in capital | 4,906,925 |
| Retained earnings | (2,426,694) |
| Total shareholders' equity | 2,480,251 |
| Total liabilities and shareholders' equity | 3,083,768 |

*See accompanying notes to financial statements.*

# AOS, Inc.

## STATEMENT OF OPERATIONS

| For the year ended December 31, 2014 | |
|---|---|
| **Revenue** | |
| Commissions | 5,523,360 |
| Investment Company Revenue | 410,868 |
| Investment Advisory Fees | 27,624 |
| Brokerage and Clearing | 3,074,231 |
| Quotation Service/Data Income | 293,757 |
| Interest | 99,437 |
| Other Income | 125,719 |
| **Total Revenue** | 9,554,996 |
| **Expenses** | |
| Compensations and Benefits | 4,706,309 |
| Brokerage and Clearing Costs | 3,600,972 |
| Quotation Service/Data Costs | 749,117 |
| Technology and Telecommunications | 114,936 |
| Marketing and Advertising | 68,118 |
| Lease and Rental | 221,824 |
| Professional Fees | 181,034 |
| Insurance | 117,529 |
| Office/General Administrative | 119,073 |
| Interest Expense | 5,833 |
| Depreciation and Amortization | 97,871 |
| **Total Expenses** | 9,982,616 |
| **Income (loss) before income taxes** | (427,620) |
| Income tax provision (benefit) | (164,592) |
| **Net Income (loss)** | (263,028) |

# AOS, Inc.

## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

**For the year ended December 31, 2014**

| | Common Stock | Paid in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **Shareholders' equity,** beginning of year | $ 20 | $ 4,557,425 | $ (2,163,666) | $ 2,393,779 |
| **Capital contributions** | | 349,500 | | 349,500 |
| **Capital withdrawals** | | - | | - |
| **Net income (loss)** | | | (263,028) | (263,028) |
| **Shareholders' equity,** end of year | $ 20 | $ 4,906,925 | $ (2,426,694) | $ 2,480,251 |

*See accompanying notes to financial statements.*

## AOS, Inc.

### STATEMENT OF CASH FLOWS

| For the year ended December 31, 2014 | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net Income (loss) | $ | (263,028) |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | | |
| Depreciation and amortization | | 97,871 |
| Deferred income taxes | | (164,592) |
| Accrued Rent | | (13,238) |
| Changes in assets and liabilities: | | |
| Commissions Receivable | | (48,731) |
| Receivables from Clearing Organizations | | 9,058 |
| Prepaid Expenses | | (21,437) |
| Accounts payable | | (126,301) |
| Commissions payable | | 137,173 |
| **Net cash provided (used) by operating activities** | | (393,225) |
| **Cash flows from investing activities** | | |
| Purchases of property and equipment | | |
| Capital lease obligation | | (33,315) |
| **Net cash provided (used) by investing activities** | | (33,315) |
| **Cash flows from financing activities** | | |
| Capital contributions | | 349,500 |
| Subordinated Loan | | - |
| **Net cash provided (used) by financing activities** | | 349,500 |
| **Net change in cash and cash equivalents** | | (77,040) |
| **Cash and cash equivalents**, beginning of year | | 95,666 |
| **Cash and cash equivalents**, end of year | $ | 18,626 |
| **Supplemental disclosure of cash flow information** | | |
| Cash paid during the year for interest | $ | 5,833 |
| Income tax payments | $ | - |

*See accompanying notes to financial statements.*

# AOS, Inc.

**NOTES TO FINANCIAL STATEMENTS**

## 1. Nature of operations and summary of significant accounting policies

*Nature of Operations*

AOS, Inc. (the "Company"), is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is wholly owned by Trading Block Holdings, Inc (the "Parent Company").The Company does business as "TradingBlock" and "MoneyBlock".

The Company, as a broker-dealer, is engaged in various securities trading and brokerage activities and does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationships with APEX Clearing Corporation. The Company is also registered as an Independent Introducing Broker ("IB") with the Commodity Futures Trading Commission and is a member of the National Futures Association. The Company is also a state-registered investment advisor.

*Government and Other Regulation*

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

*Cash Equivalents*

The Company considers its demand deposits and money market accounts to be a cash equivalent. Cash deposits with clearing organizations are not included as a cash equivalent item.

*Property and Equipment*

Property and equipment are stated at cost, net of accumulated depreciation of $59,830, at December 31, 2014. Property and equipment is depreciated using the straight-line method over their estimated useful lives. Depreciation expense for the year ended December 31, 2014 was $17,871.

*Intangibles*

Included in intangibles are computer software developed internally by the Company and a patent that is pending final approval. The computer software was placed in service in September 2010. Amortization is calculated using the straight line method over a ten-year useful life. Amortization expense for the year ended December 31, 2014 was $80,000 and accumulated amortization at December 31, 2014 was $346,667 The patent is still pending as of December 31, 2014, so it remains unamortized.

## 1. Nature of operations and summary of significant accounting policies (continued)

*Revenue Recognition*

Revenue earned from commissions and execution fees on customer security transactions are accounted for on a settlement-date basis. If payments are not received or the transaction has not settled on customer transactions, accounts receivable are recorded to recognize revenue. The difference in commission revenue reported based upon settlement versus trade date is not material. Revenue is also received from investment companies for commissions and fees on mutual funds, variable annuities and trailing commissions related to these financial instruments.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

## 2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. As of December 31, 2014, the Company's net capital was approximately $502,000 which exceeded the requirement by approximately $252,000.

## 3. Lease commitments

The Company has a non-cancelable operating lease for office space that expires in November 2021. The future minimum annual commitments under the lease are as follows:

| **Year** | |
|---|---|
| 2015 | $111,637 |
| 2016 | $132,879 |
| 2017 | $136,866 |
| 2018 | $140,972 |
| 2019 | $145,201 |
| 2020 | $149,557 |
| 2021 | $140,855 |
| **Total** | **$957,967** |

Rent expense for the year ended December 31, 2014 was $212,826

The Company leases certain equipment under a capital lease. The economic substance of the lease is that the Company is financing the acquisition of the assets through the lease, and accordingly, it is recorded in the Company's assets and liabilities. At December 31, 2014 the leased assets included in property and equipment were $55,658, net of accumulated depreciation of $41,128.

The future minimum payments under the lease together with their present value as of December 31, 2014 are as follows:

| Year | |
|---|---|
| 2015 | $17,864 |
| Total minimum lease payments | 17,864 |
| Less amount representing interest | 347 |
| Present value of minimum lease payments | $17,519 |

## 4. Income taxes

The Company files a consolidated return with its Parent Company. The difference between the consolidated income tax expense and the Company's income tax expense is not significant. The Company's deferred tax assets and liabilities result mainly from timing differences related to the expensing of software development costs and net operating loss carryforwards. The Company's effective income tax rate is different than what would be expected if the federal statutory rates were applied to income from continuing operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes.

The Company has available at December 31, 2014, approximately $3,905,000 of unused federal operating loss carryforwards and approximately $4,411,000 of unused Illinois operating loss carryforwards that may be applied against future taxable income. The federal loss carryforwards expire in 2028 through 2034, and the Illinois loss carryforwards expire in 2020 through 2026.

The components of income tax expense are as follows:

| | |
|---|---|
| Current State | $ |
| Current Federal | |
| Deferred State Carryforwards | (32,486) |
| Deferred Federal Carryforwards | (105,222) |
| Deferred State Other | (6,342) |
| Deferred Federal Other | (20,542) |
| Total | (164,592) |

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending shareholders' capital. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2014. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2014, the Company's federal and state tax returns generally remain open for the last three years.

## 5. Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

The Company does not hold customer-segregated cash, securities or futures positions, or securities balances. Customer accounts are introduced to a self-clearing securities broker-dealer or a futures commission merchant ("FCM") that carries the respective customers' accounts and processes their securities or futures transactions on a "fully disclosed" basis. In conjunction with this arrangement, the Company may become contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. Customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations to the clearing broker-dealer or FCM to whom it was introduced. The Company seeks to control such credit risks by monitoring its exposure to the risk of loss daily, on an account-by-account basis.

## 6. Subsequent events

These financial statements were approved by management and available for issuance on February 25, 2015. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

# AOS, Inc.

## SUPPLEMENTAL INFORMATION

**December 31, 2014**

### Schedule I
### Computation of Net Capital under Rule 15c3-1
### of the Securities and Exchange Commission

| | | |
|---|---|---|
| Net capital: | | |
| Total Shareholders' Equity qualified for net capital | $ | 2,480,251 |
| Add: Subordinated loan | | - |
| Less Non allowable assets: | | |
| Commissions receivable | | |
| Prepaid expenses | | (35,494) |
| Deferred tax assets | | (1,423,076) |
| Property and equipment, net | | (57,228) |
| Intangibles, net | | (462,814) |
| Net capital | | 501,639 |
| Haircut | | - |
| Adjusted net capital | | 501,639 |
| Net minimum capital requirement of 6.67% of aggregate indebtedness of $603,517 or $250,000 whichever is greater | | 250,000 |
| Excess net capital | $ | 251,639 |

### Reconciliation with Company's Net Capital Computation
### (included in Part II of Form X-17A-5)

| | | |
|---|---|---|
| Adjusted net capital as reported in Company's Part II of Form X-17A-5, as of December 31, 2014, as amended | $ | 501,639 |
| No reconciling items | | - |
| Net capital per above computation | $ | 501,639 |

## Schedule II
## Computation of Determination of Reserve Requirements
## Pursuant to Rule 15c3-3

Not applicable

## Information for Possession or Control
## Requirements under Rule 15c3-3

Not applicable

## Reconciliation between Audited and Unaudited
## Statement of Financial Condition

There are no reconciling items for the year ended December 31, 2014, as amended

MC
MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

**INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)**

Board of Directors
AOS, Inc.
Chicago, IL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by AOS, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating AOS, Inc.'s compliance with the applicable instructions of Form SIPC-7. AOS, Inc.'s management is responsible for AOS, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no material differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 25, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

# General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10**********1113********************ALL FOR AADC 606
066163 FINRA DEC
AOS INC
TRADINGBLOCK
311 S WACKER DR STE 650
CHICAGO IL 60606-6728

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 13,694

B. Less payment made with SIPC-6 filed (exclude interest) ( 6,717 )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,977

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,977

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AOS Inc dba Trading Block
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President & Founder
(Title)

Dated the 25 day of February, 20 15.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 9,554,996 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | Ø |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 451,152 |
| (2) Revenues from commodity transactions. | 8,753 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 3,443,427 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | 3,160 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | 200 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 77,604 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | 53,469 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5,833 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 39,775 | |
| Enter the greater of line (i) or (ii) | 39,775 |
| Total deductions | 4,077,538 |
| 2d. SIPC Net Operating Revenues | $ 5,477,458 |
| 2e. General Assessment @ .0025 | $ 13,694 (to page 1, line 2.A.) |

MC MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors of AOS, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) AOS, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which AOS, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) and (ii) (the "exemption provisions") and (2) AOS, Inc. stated that AOS, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. AOS, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AOS, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) and (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.
Bloomingdale, IL
February 25, 2015

AOS, Inc. dba TradingBlock
Member FINRA, NFA & SIPC
P 800-494-0451
F: 312-253-0376
info@tradingblock.com

311 S. Wacker Drive, Suite 650
Chicago, IL 60606 USA

February 25, 2015

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

**Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2014**

Dear Sir/Madame:

AOS, Inc. filed a 1017 application with FINRA regarding a material change in its business operations on or about August 28, 2007. The specific change was to accept customer funds and securities made payable to AOS, Inc. thereby increasing its net capital requirement to $250,000. FINRA sent approval on November 20, 2007 with a copy of the fully executed membership agreement. Section B[2] of the membership agreement, and subsequent versions thereof, stated the firm would "operate pursuant to the full provisions of SEC Rule 15c3-3 (the Customer Protection Rule)."

For the fiscal year ending December 31, 2014, AOS, Inc. claimed exemption from SEC Rule 15c3-3 as outlined under (k)(2) of the respective rule. AOS, Inc. continues to operate as a non-carrying introducing broker-dealer and currently does not hold customer funds or customer securities. All funds and securities are deposited and custodied directly with our correspondent clearing firm, Apex Clearing. Also, as spelled out in Section 19 of our clearing agreement, Apex performs the reserve calculation.

As such, the firm claims the following exemptions under 15c3-3(k)(2), which state:

*(2) The provisions of this section shall not be applicable to a broker or dealer:*

(i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)"; or

(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

I attest that AOS, Inc. met the exemptions provided above for the period ending December 31, 2014.

Sincerely,

Thomas R. Heffernan
Vice President – Financial Operations